FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 8 May 2026

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held at the InterContinental London O2, London, UK today, the following statements were issued by Group Chairman, Brendan Nelson and Group Chief Executive, Georges Elhedery.

Group Chairman's Statement:

This is the first time that I have the honour to join you as your Group Chairman.

I want to pay tribute to my predecessor - Sir Mark Tucker - for his strong leadership and exemplary commitment to the Group.

For my part, I am privileged to be part of this remarkable institution and to have this opportunity to be with you for the AGM.

Ladies and gentlemen, 161 years ago on 3 March 1865, HSBC opened for business at 1 Queen's Road, Central, in Hong Kong.

We opened a branch in Shanghai one month later and an office in London three months after that.

HSBC's founders sought to establish a bank that would facilitate local and international trade.

By not losing sight of that foundational objective and by remaining true to our purpose and values, we have focused on what matters most - our customers - moving forward together through these most complex of times.

Today, HSBC is clear on our core strengths, investing to further develop our competitive advantages and deliver sustainable growth, with an entirely attainable ambition to be the most trusted bank globally, putting customers at the heart of everything we do.

And, in that spirit, we invested US$13.7bn in the privatisation of Hang Seng Bank. This marks another significant milestone in our history.

We have brought together two seminal institutions that have served Hong Kong for generations. We are absolutely committed to building on that valued legacy.

While respecting Hang Seng's heritage and retaining its brand and distinct customer proposition, we will continue to invest and develop the complementary strengths of our businesses, to the benefit of our valued customers and the communities that we serve.

Turning to our financial performance, 2025 was a very good year for the Group.

And that positive momentum continues. Indeed, our first quarter results, which were announced on Tuesday this week, provided further evidence that our growth strategy is delivering.

Georges will provide a detailed update shortly.

This strong financial performance enabled us to reward you, our loyal shareholders, with material returns.

In total, we returned US$18.9bn to shareholders in respect of 2025.

The total dividend announced for 2025 was US$0.75 per share, which amounts to US$12.9bn, an increase of 14% on 2024 if you exclude the special dividend paid following the completion of the sale of HSBC Bank Canada.

In addition, we completed two share buy-backs in respect of 2025 worth a total of US$6bn.

Dividends paid in 2025, together with a more than 49% increase in the share price, delivered a total shareholder return for the year of more than 57%.

Earlier this week, at our first quarter results, we approved a first interim dividend for 2026 of US$0.10 per share.

Looking ahead, the dividend outlook remains strong.

Our dividend payout ratio target remains 50%, excluding material notable items and related impacts, for 2026, 2027 and 2028.

We have also raised our ambition and are targeting a 17%, or better, return on tangible equity, excluding notable items, each year from 2026 through 2028.

We will continue to focus on the execution of our strategy, navigating the continuing global geopolitical and macroeconomic uncertainty.

The Iran conflict, and its dramatic spillover in the Gulf and the broader region, has added to the unpredictability with longer-term implications for the global economy, which faces the biggest disruption to global oil supply in history. An array of energy-related prices has surged globally, reigniting inflation fears, as well as growth and interest rate concerns.

As the international bank with the longest and deepest heritage in the Middle East, with roots going back 135 years, our thoughts are with all those who are affected.

Our focus has been, and continues to be, on supporting our valued customers and partners. I am thankful to our excellent colleagues, who have shown remarkable resilience, and carried out their responsibilities with great professionalism and dedication throughout this difficult period.

We are confident in the Gulf States in the long-term strength, resilience and promise of the region and we remain invested in its future and in the opportunities that lie ahead for its people, businesses, and economies.

Putting aside the unknowns linked to the Middle East conflict, the question is what are the risks and the opportunities that will underpin the 'new networks connecting the global economy'.

The paradigm shift brought on by the imposition of tariffs did not lead to widespread fragmentation or de-globalisation. It triggered a reconfiguration of the globalised world that validated the criticality of trade and brought new opportunities to the fore.

In 2025, global growth and the pace of expansion of world trade proved stronger than expected, as the tariff-related headwinds were offset by the significant momentum generated by: investment and export growth related to the entire AI ecosystem, new bilateral and regional trade liberalisation agreements, and the ever-resilient US consumer.

World trade grew by 7% and surpassed US$35tn for the first time in 2025, supported by new trade corridors and sustained growth in services trade.

With respect to 2026 and beyond, all current global growth, trade and inflation projections should be approached with considerable caution given the still-to-be-fully-understood and settled impacts of the Iran conflict.

Globally, headline inflation releases are showing significant impacts from higher motor fuel prices. The longer the disruption continues, the more the indirect effects from higher energy costs will lift inflation and depress growth.

The counterweight to the heightened and increasing levels of uncertainty permeating the geopolitical and macroeconomic environment is the resilience of the global economy and the forward momentum generated by global trade, buoyed by new corridors and incredible innovation.

HSBC is optimally positioned to help our customers capture the meaningful opportunities that are driving the global economy forward, across geographies and throughout our unique global network.

With that in mind, we continue to focus on sustainability.

Supporting our customers is core to our strategy - and financing their transition is both critical to them and aligned to our net zero ambition. This is because, like HSBC, our clients tell us that they see a successful transition as a driver of innovation, opportunity, and growth and increasingly the basis of a stronger, more resilient global economy.

In November 2025, we published HSBC's updated Net Zero Transition Plan.

The Plan reaffirms our unchanged ambition to become a net zero bank by 2050

In our updated Plan, we also set out our updated interim financed emissions targets, metrics and associated policies, seeking to remain science-aligned and compatible with our own net zero ambition.

We believe that supporting our customers' transition is one of the most significant roles we can play in the global transition to net zero. We aim to provide and facilitate between US$750bn and US$1tn of sustainable finance and investment by 2030. In 2025, we provided and facilitated US$102bn in sustainable finance and investment, a record annual high for HSBC, leveraging our extensive global footprint and strategic presence in the world's most dynamic economies to drive meaningful impact where it matters most.

These investments brought our cumulative total to US$496bn since January 2020, putting us on track to meet our target by 2030.

Ladies and gentlemen, to summarise, our 2025 financial performance was strong.

This enabled us to reward you with a higher dividend which, in addition to the increase in the share price, delivered an excellent total shareholder return for the year.

Thank you once again for the trust and loyalty you have shown throughout the years.

And please know that the Board and the management team are fully aligned in our shared commitment to ensure that the strong financial performance and returns for you, our loyal shareholders, continue in the years to come.

With that, let me hand over to Georges who will discuss the actions we are taking to make that happen.

Group Chief Executive's Statement:

A very warm welcome to all of you here in London and to those of you joining virtually.

Our AGM is one of the most significant dates in our calendar.

It's a chance for you to hear from us, and for us to hear from you.

We look forward to listening to your feedback and answering your questions.

Since we last gathered, the world has become more uncertain.

The conflict in the Middle East is a reminder that we live in a more shock-prone, interconnected global economy.

HSBC has been present in the Middle East for more than 130 years.

During that time, we've seen its ability to endure periods of disruption and its determination to always adapt and emerge stronger.

That's why we continue to believe the years ahead will bring renewed stability, growth, and prosperity.

Despite frequent shocks, the world is changing structurally. Trade flows are shifting. Capital is moving along new corridors. And technology is opening up a world of new possibilities.

AI is reinventing customer experience and new forms of finance are reinventing how money moves through the system.

As this happens, demand for globally connected financial services is increasing.

This is especially true in the world's fastest-growing regions, where the shift is now visible in both capital flows and trade.

Asia is central to this. It is driving 60% of global growth and 40% of global trade.

More of that trade is staying within the region. Asia is trading more with Asia.

And wealth is rising, driven by an expanding middle-class and a generational wealth transfer.

That is why we have taken decisive action to position HSBC to capture these structural growth opportunities.

Our strategy is working.

The results are clear in our financial performance.

As Brendan said, I will provide a detailed update.

2025 was a strong year. We performed. We transformed. And we continued to invest for growth.

Excluding notable items, we delivered 17.2% RoTE. We increased revenue by 5% to US$71bn. And we grew profit before tax 7% to US$36.6bn.

Our structure is now aligned with our strategy. And we are investing in our four complementary, connected businesses to grow.

In 2025, each business performed well, growing both revenue and deposits.

In Transaction Banking, elevated market activity demonstrated the power of our deep international network, which gives access to 86% of world trade flows.

In Wealth, customers turned to us to protect and grow their assets because of our products, proposition and leadership position.

Here in the UK, we stayed close to our customers and supported the economy.

Our UK business delivered revenue of US$12.9bn, an increase of 5%, with customer loans increasing 6% to more than US$300bn.

We continued to simplify HSBC.

We took actions early. This means we are now in a position to deliver the US$1.5bn of simplification saves we promised you six months ahead of plan.

This initiative is designed to make HSBC simple and more agile.

We continue to move at pace with our exit of non-strategic or low returning activities over the medium-term.

This initiative is now expected to release US$1.8bn of incremental investment capacity, which we are already reallocating to areas of competitive strength.

And we continue to focus on operating efficiency.

We are eliminating complexity and increasing productivity, focusing on driving innovation and customer experience.

We are also investing to deliver focused, sustainable growth.

Here in our UK home market, we are already seeing real results.

In Business Banking we are growing customer numbers, lowering attrition rates and seeing greater advocacy.

In Hong Kong, our other home market, we completed the US$13.7bn privatisation of Hang Seng Bank.

Hong Kong is a dynamic economy, a top three global financial centre and a thriving trade gateway. It is set to become the world's leading cross-border wealth hub by 2029.

The privatisation enables us to scale capabilities and drive growth across two iconic banks by combining global reach and local depth.

We are also investing to connect the world, scaling our existing capabilities, building new ones, and supporting our customers secure commercial advantage from new forms of finance.

Our customers are now moving money in real-time, 24/7 across 35 markets.

They are using frictionless tokenised deposits and payments for instant settlement in five markets, including the UK, US, EU, Hong Kong and Singapore. Many more will follow.

We are also at the forefront of financial innovation.

In January the UK Treasury selected our distributed ledger technology as its preferred platform for its UK digital gilt pilot.

And in April the Hong Kong Monetary Authority granted us the first stablecoin licence. We will issue in the second half of this year.

Technology and artificial intelligence are playing a particularly important role as we build a bank designed for the future.

We are integrating AI to deliver a bank-wide transformation programme to redesign processes, enhance customer service, and drive operational leverage and resilience.

This year, we launched our firmwide AI vision.

It focuses on empowering all our colleagues to use AI to improve the quality and speed of their work.

The target being to create a personalised experience for each customer, delivered safely, in real time and at scale. It also keeps human judgement, decision-making and accountability at its core.

We see innovation and culture as key to our competitiveness, and we are investing in both.

All our senior leaders and the broader Managing Director cohort have attended our new group-wide leadership training.

All these efforts combined are driving real momentum in the business which is reflected in our first quarter performance.

Excluding notable items, revenues grew 4% and our RoTE was 18.7%.

Each of our four businesses continued to grow revenues. Each delivered annualised RoTE in excess of 17%, excluding notable items.

And we grew both loans and deposits in the quarter, showing that during periods of greater uncertainty our customers turn to us as a trusted partner and source of financial strength.

We remain fully invested in the GCC's future and the many opportunities that lie ahead for its people, businesses and economy. Our customers there know they can count on us when they need it the most.

In the UK, we saw continued growth in mortgages and our commercial lending book.

What the last year has shown is that we are now generating sharper, more focused business performance by being simple and agile.

That is why we are building on these firm foundations and raising our ambition for the years 2026, 2027 and 2028.

Over this period, we will now target: 17% RoTE, or better; year-on-year revenue growth, rising to 5% in 2028; while maintaining our dividend payout ratio target of 50%.

In 2025 we moved forward with clarity, discipline and conviction. This gives us confidence that we can deliver against these targets.

As you would expect, we remain watchful of the macro-economic uncertainty and the targets are subject to a range of plausible outcomes.

In summary, our focus is clear:

To unlock HSBC's full potential.

Our strategy is clear:

To be simple and agile.

To drive customer-centricity.

To deliver focused, sustainable growth for you, our shareholders.

And our ambition is clear:

To be the most trusted bank globally.

By putting customers at the heart of everything we do.

Before closing, I would like to thank our Board of Directors and, in particular, our Chairman, Brendan Nelson. His clear guidance, robust challenge and strong oversight strengthen every decision we make. I value our partnership greatly.

I would also like to thank our customers for placing their trust in HSBC and all my colleagues for their many valued contributions.

It is their dedication, commitment and passion to deliver for our customers that truly differentiates HSBC and is key to delivering this positive performance.

And finally, I would like to thank you, our shareholders, for your ongoing support and confidence.

Media enquiries to:
HSBC Group Press Office         +44 (0)20 7991 8096                  pressoffice@hsbc.com

Investor enquiries to:
Alastair Ryan                             +44 (0)7468 703010                   investorrelations@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 56 countries and territories. With assets of US$3,306bn at 31 March 2026, HSBC is one of the world's largest banking and financial services organisations

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 08 May 2026